1999

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                                     ANNUAL

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                                     REPORT



                                                 FREIT      [GRAPHIC-PICTURE OF
                                     FIRST REAL ESTATE       CLOCK TOWER]
                                     INVESTMENT TRUST
                                        OF NEW JERSEY

TRUST PROFILE
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First Real Estate  Investment  Trust of New  Jersey,  organized  in 1961,  is an equity real estate investment trust. The focus of its activities has been to acquire real property for long-term investment.

The Trust has elected and conducts its operations in a manner intended to comply with the requirements for qualifying as a real estate investment trust pursuant to the Federal Internal Revenue Code. As a result, the Trust receives favorable tax treatment as provided under the tax code. The Trust has recorded a profit and has paid dividends to its shareholders during each year since its founding.

Hekemian & Co., Inc., a real estate management and brokerage company, has managed the Trust's real estate since its inception. The Trust offices are located at "Corporate 505," 505 Main Street, Hackensack, New Jersey.

Cover Photo
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This  two-story  Clock  Tower is the  focal  point of our  254,274  square  foot
Westridge Square Shopping Center in Frederick, Maryland.

Contents
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Message to Our Shareholders                                    1

Properties                                                     3

Balance Sheets                                                 4

Statements of Income and Undistributed Earnings                5

Statements of Cash Flows                                       6

Notes to Financial Statements                                  7

Report of Independent Public Accountants                      13

Selected Financial Data                                       14

Management's Discussion and Analysis of Financial
  Condition and Results of Operations                         15

Shares of Beneficial Interest                                 18

Corporate Information                                         19

Message to Our Shareholders

OPERATING RESULTS:

Net Income for the year ended October 31, 1999 increased slightly to $3,715,000 from $3,685,000 for the prior year. Revenue increased 9.0% to $15,727,000 from $14,432,000 for the prior year. The revenue increase came principally from real estate operations ($824,000), and interest income ($736,000). These increases were offset by a negative swing of $265,000 in the Trust's share of earnings from its 40% owned affiliate Westwood Hills LLC. This swing resulted from one-time refinancing costs incurred by the affiliate.

Overall expenses increased $1,265,000 (11.8%) to $12,012,000 in fiscal 1999 from $10,747,000 for the prior fiscal year. This increase was principally attributable to a $218,000 increase in real estate operating expenses and $858,000 in financing costs.

HIGHLIGHTS THIS PAST YEAR:

o Net Income increased to $2.38 per share.

o Dividends increased 6.1% to $2.25 per share.

o Funds From Operations (FFO) increased to $3.49 per share.

o The Trust completed its long-term financing goals and reduced reliance on short-term, variable rate credit facility.

o Cash equivalents and short-term investments totaled $16.5 million at fiscal year end.

o The Pathmark Super Center in Patchogue, NY and the continuing lease-up at the Franklin Crossing Shopping Center contributed substantially to fiscal 1999 earnings.

[GRAPHIC-CHART SHOWING NET EARNINGS]


RESIDENTIAL PROPERTIES: The apartment communities continue to generate increased contributions to net income. Net Earnings (before financing costs) from residential properties - including the Trust's 40% owned affiliate - increased 4.9% to $4,309,000 from $4,108,000 for the prior year. This increase resulted from higher occupancy levels, higher per unit apartment rental rates and lower per unit apartment operating expenses. To maintain the long-term economic value and competitive position of residential properties Capital Improvements are made annually. During fiscal 1999 and 1998 Capital Improvements averaging $440 and $475 per unit were invested for replacement of carpets, appliances and building improvements. These Capital Replacement programs, as deemed necessary, are ongoing.

RETAIL PROPERTIES: Revenues from retail properties increased 6.5% to $8,871,000 in fiscal 1999 from $8,330,000 in the prior year. Net Earnings (before financing costs) increased 6.9% to $5,114,000 this year from $4,782,000 for the prior year. Leasing activity at the Trust's Franklin Crossing Shopping Center in Franklin Lakes, NJ raised occupancy to 71.5% at year-end and space leased to 85% (the difference representing tenants who have not yet taken occupancy of their premises).

FINANCING ACTIVITIES: During fiscal 1997, the Trust recognized the declining cost trend of fixed rate, long-term mortgage financing. A program was implemented to replace the Trust's reliance on its short-term, variable rate financing with long-term, fixed rate financing. This program was completed during the first quarter of fiscal 1999 by placing long-term financing of $12.9 million on three properties at an average interest cost of 6.736%. Additionally, during the first quarter, the Trust's 40% owned affiliate, Westwood Hills LLC, secured a new mortgage which yielded approximately $4.9 million in excess funds
- $2 million of which were distributed to the Trust in accordance with its equity ownership position. At the end of fiscal 1999, the Trust's long-term borrowings of $60 million had an average maturity of 11.2 years (5.2 years to 14.1 years), with an average interest cost of 7.513%. This long-term financing has strengthened the Trust's capital and liquidity position. At fiscal year end the Trust's cash, cash equivalents and short-term investments totaled $16.5 million. Approximately $14.5 million of these funds are invested in short-to-intermediate fixed rate Government Agency Bonds yielding an average weighted interest of 6.475%. In addition to these funds, the Trust has $8 million available under its Line of Credit.

FUNDS FROM OPERATIONS / DIVIDENDS

Funds From Operations ("FFO") is a standard measurement of a REIT's performance. FFO is defined by the Trust as net income, excluding (i) deferred rents and gains and losses from property sales; (ii) real estate related depreciation and amortization and (iii) gains or losses from financing activities. During fiscal 1999 FFO increased to $5,442,000 ($3.49 per share) from $5,299,000 ($3.40 per share) during fiscal 1998.

The fourth quarter 1999 dividend was increased to $1.05 per share, which raised dividends to $2.25 per share for fiscal 1999. This compares to $2.12 per share for fiscal 1998. 1999 dividends represent 94% of Net Income (105.3% of taxable income) and 64% of FFO compared to 90% and 62% respectively last year.


[GRAPHIC-CHART SHOWING TWO YEAR COMPARISON]

FUTURE OUTLOOK

The Trust's financing program strengthened its balance sheet by providing liquidity and long-term capital at fixed rates. This capital and the funds generated will assist the Trust as it continues to pursue new investment opportunities in the Northeast and Mid-Atlantic States area. We expect continued steady growth from our core properties and from the completion of the lease-up at Franklin Crossing.

The  Board of  Trustees  looks  forward  to  seeing  you at the  Annual  Meeting
scheduled  for  Wednesday,   April  12,  2000,  at  7:30  p.m.  at  the  Trust's
headquarters located at 505 Main Street, Hackensack, NJ.


                                   Sincerely,




         /s/Robert S. Hekemian      /s/Donald W. Barney
         ---------------------      -------------------
         Robert S. Hekemian         Donald W. Barney
         Chairman                   President


The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust's filings with the SEC including the Trust's most recently filed report on Form 10-K under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," also included elsewhere in this report.

Properties

Portfolio of Real Estate Investments

Apartment Buildings

BERDAN  COURT  APARTMENTS                    Wayne,  New  Jersey
GRANDVIEW APARTMENTS                         Hasbrouck Heights, New Jersey
HAMMEL GARDEN                                Maywood, New Jersey
HEIGHTS MANOR APARTMENTS                     Spring  Lake  Heights,  New  Jersey
LAKEWOOD APARTMENTS                          Lakewood, New Jersey
PALISADES  MANOR                             Palisades Park, New Jersey
SHERIDAN APARTMENTS                          Camden, New Jersey
STEUBEN ARMS                                 River Edge, New Jersey
WESTWOOD HILLS*                              Westwood, New Jersey

Shopping Centers/Commercial Buildings

FRANKLIN  CROSSING  SHOPPING CENTER          Franklin Lakes,  New Jersey
WESTRIDGE SQUARE SHOPPING CENTER             Frederick, Maryland
WESTWOOD PLAZA SHOPPING CENTER               Westwood, New Jersey
SINGLE TENANT STORE                          Glen Rock, New Jersey
PATHMARK CENTER                              Patchogue,  New York

Vacant Land

33 ACRES, INDUSTRIAL ZONE                    South Brunswick, New Jersey
19.26 ACRES,  MULTI-FAMILY ZONE              Rockaway,  New Jersey
4.27 ACRES, OFFICE/RESIDENTIAL ZONE          Franklin Lakes, New Jersey


*The Trust holds a 40% interest in Westwood Hills LLC, a New Jersey Limited Liability Company, which owns the 210-unit apartment community.

                       FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

                                        BALANCE SHEETS
                                   OCTOBER 31, 1999 AND 1998


                                     ASSETS
                                                                         1999          1998
                                                                       --------      --------
                                                                           (In Thousands
                                                                            of Dollars)

Real estate and equipment, at cost, net of accumulated
    depreciation                                                       $ 63,441      $ 64,622
Investment in affiliate                                                     ---         1,918
Investments in marketable securities                                     14,453           ---
Cash and cash equivalents                                                 2,083           793
Tenants' security accounts                                                  771           752
Note receivable - affiliate                                                 ---           100
Sundry receivables                                                        1,326           728
Prepaid expenses and other assets                                         1,004         1,172
Deferred charges, net                                                     1,350         1,190
                                                                       --------      --------
           Totals                                                      $ 84,428      $ 71,275
                                                                       ========      ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
    Mortgages payable                                                  $ 60,071      $ 47,853
    Accounts payable and accrued expenses                                   503           401
    Cash distributions in excess of investment in affiliate                 294           ---
    Dividends payable                                                     1,638         1,435
    Tenants' security deposits                                            1,000           969
    Deferred revenue                                                        402           255
                                                                       --------      --------
           Total liabilities                                             63,908        50,913
                                                                       --------      --------
Commitments and contingencies

Shareholders' equity:
    Shares of beneficial interest without par value; 1,790,000
        shares authorized; 1,559,788 shares issued and outstanding       19,314        19,314
    Undistributed earnings                                                1,253         1,048
    Accumulated other comprehensive income (loss)                           (47)          ---
                                                                       --------      --------
           Total shareholders' equity                                    20,520        20,362
                                                                       --------      --------
           Totals                                                      $ 84,428      $ 71,275
                                                                       ========      ========

                       See Notes to Financial Statements.
4

                              FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

                   STATEMENTS OF INCOME, COMPREHENSIVE INCOME AND UNDISTRIBUTED EARNINGS
                                YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                              INCOME                           1999             1998               1997
                                                           -----------       -----------       -----------
                                                                      (In Thousands of Dollars,
                                                                      Except per Share Amounts)
Revenue:
    Rental income                                         $    13,083       $    12,450       $     9,982
    Reimbursements                                              1,750             1,576             1,433
    Equity in income (loss) of affiliate                          (52)              213               139
    Interest income                                               742                 6                 6
    Sundry income                                                 204               187               138
                                                          -----------       -----------       -----------
        Totals                                                 15,727            14,432            11,698
                                                          -----------       -----------       -----------

Expenses:
    Operating expenses                                          3,118             2,989             2,588
    Management fees                                               623               576               495
    Real estate taxes                                           1,922             1,758             1,692
    Interest                                                    4,620             3,762             2,629
    Depreciation                                                1,716             1,650             1,319
                                                          -----------       -----------       -----------
        Totals                                                 11,999            10,735             8,723
                                                          -----------       -----------       -----------

Income before state income taxes                                3,728             3,697             2,975

Provision for state income taxes                                   13                12                12

Net income                                                $     3,715       $     3,685       $     2,963
                                                          ===========       ===========       ===========
Basic earnings per share                                  $      2.38       $      2.36       $      1.90
                                                          ===========       ===========       ===========
Basic weighted average shares outstanding                   1,559,788         1,559,788         1,559,788
                                                          ===========       ===========       ===========
COMPREHENSIVE INCOME

Net income                                                $     3,715       $     3,685       $     2,963

Other comprehensive income (loss) - unrealized
    loss on marketable securities                                 (47)              ---               ---
                                                          -----------       -----------       -----------
Comprehensive income                                      $     3,668       $     3,685       $     2,963
                                                          ===========       ===========       ===========

                              UNDISTRIBUTED EARNINGS

Balance, beginning of year                                $     1,048       $       670       $       670
Net income                                                      3,715             3,685             2,963
Less dividends                                                 (3,510)           (3,307)           (2,963)
                                                          -----------       -----------       -----------

Balance, end of year                                      $     1,253       $     1,048       $       670
                                                          ===========       ===========       ===========

Dividends per share                                       $      2.25       $      2.12       $      1.90
                                                          ===========       ===========       ===========

See Notes to Financial Statements.

                                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

                                            STATEMENTS OF CASH FLOWS
                                   YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                                                                         1999           1998           1997
                                                                       --------       --------       --------
                                                                             (In Thousands of Dollars)
Operating activities:
    Net income                                                         $  3,715       $  3,685       $  2,963
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                     1,878          1,777          1,356
        Equity in (income) loss of affiliate                                 52           (213)          (139)
        Deferred revenue                                                    147            ---             (4)
        Changes in operating assets and liabilities:
           Tenants' security accounts                                       (19)           (33)            35
           Sundry receivables, prepaid expenses and other assets           (429)          (150)          (712)
           Accounts payable and accrued expenses                            102             (8)           131
           Tenants' security deposits                                        31             64             52
                                                                       --------       --------       --------
               Net cash provided by operating activities                  5,477          5,122          3,682
                                                                       --------       --------       --------
Investing activities:
    Capital expenditures                                                   (536)        (5,347)        (7,723)
    Distributions from affiliate                                          2,160            200            160
    Purchase of marketable securities                                   (14,500)           ---            ---
    Repayment from (loan to) affiliate                                      100           (100)           ---
                                                                       --------       --------       --------
               Net cash used in investing activities                    (12,776)        (5,247)        (7,563)
                                                                       --------       --------       --------
Financing activities:
    Dividends paid                                                       (3,307)        (3,198)        (2,667)
    Proceeds (repayments) of note payable - bank                            ---        (11,429)         5,767
    Net proceeds from mortgage refinancing                                3,671          5,443          1,314
    Proceeds from mortgage borrowings                                     9,275         11,100            ---
    Repayment of mortgages                                                 (728)          (619)          (494)
    Deferred mortgage costs                                                (322)          (607)           ---
                                                                       --------       --------       --------
               Net cash provided by financing activities                  8,589            690          3,920
                                                                       --------       --------       --------

Net increase in cash and cash equivalents                                 1,290            565             39
Cash and cash equivalents, beginning of year                                793            228            189
                                                                       --------       --------       --------

Cash and cash equivalents, end of year                                 $  2,083       $    793       $    228
                                                                       ========       ========       ========

Supplemental disclosure of cash flow data:
    Interest paid, net of capitalized interest of $68,000 in 1998
        and $158,000 in 1997                                           $  4,530       $  3,763       $  2,589
                                                                       ========       ========       ========
    Income taxes paid                                                  $     13       $     12       $     12
                                                                       ========       ========       ========

Supplemental schedule of noncash investing and financing activities:
     During 1998, the Trust completed its acquisition of a 64,000 square foot commercial property in Patchogue, New York for approximately $11,000,000, in part, with the proceeds of a $7,500,000 mortgage.

     Dividends declared but not paid amounted to $1,638,000, $1,435,000 and $1,326,000 in 1999, 1998 and 1997, respectively.

     See Notes to Financial Statements.

                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and significant accounting policies:
                Organization:
                    First Real Estate Investment Trust of New Jersey (the "Trust") was organized November 1, 1961 as a New Jersey Business Trust. The Trust is engaged in owning residential and commercial income producing properties located primarily in New Jersey, Maryland and New York.

                    The Trust has elected to be taxed as a Real Estate Investment Trust under the provisions of Sections 856-860 of the Internal Revenue Code, as amended. Accordingly, the Trust does not pay Federal Income Tax on income whenever income distributed to shareholders is equal to at least 95% of real estate investment trust taxable income. Further, the Trust pays no Federal Income Tax on capital gains distributed to shareholders.

                    The Trust is subject to Federal income tax on undistributed taxable income and capital gains. The Trust may make an annual election under Section 858 of the Internal Revenue Code to apply part of the regular dividends paid in each respective subsequent year as a distribution for the immediately preceding year. For fiscal 1999, 1998 and 1997, the Trust made such an election.

                Use of estimates:
                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                Investment in affiliate:
                    The Trust's 40% investment in Westwood Hills, LLC (the "Affiliate") is accounted for using the equity method.

                Investments in marketable securities:
                    Investments in marketable debt securities classified as "available for sale" are recorded at fair value and unrealized gains and losses are reported as accumulated other comprehensive income within shareholders' equity.

                Cash and cash equivalents:
                    Financial instruments which potentially subject the Trust to concentrations of credit risk consist primarily of cash and cash equivalents. The Trust considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Trust maintains its cash and cash equivalents in bank and other accounts, the balances of which, at times, may exceed Federally insured limits. At October 31, 1999, such cash and cash equivalent balances exceeded Federally insured limits by approximately $1,983,000. Exposure to credit risk is reduced by placing such deposits with high credit quality financial institutions.

                Depreciation:
                    Real estate and equipment are depreciated on the straight-line method by annual charges to operations calculated to absorb costs of assets over their estimated useful lives.

                Deferred charges:
                    Deferred charges consist of mortgage costs and leasing commissions. Deferred mortgage costs are amortized on the straight-line method by annual charges to operations over the terms of the mortgages. Amortization of such costs is included in interest expense and approximated $90,000, $67,000 and $40,000 in 1999, 1998 and 1997, respectively.
                    Deferred leasing commissions are amortized on the straight-line method over the terms of the applicable leases.

                Revenue recognition:
                    Income from leases is recognized on a straight-line basis regardless of when payment is due. Lease agreements between the Trust and commercial tenants generally provide for additional rentals based on such factors as percentage of tenants' sales in excess of specified volumes, increases in real estate taxes, Consumer Price Indices and common area maintenance charges. These additional rentals are generally included in income when reported to the Trust, when billed to tenants or ratably over the appropriate period.

                Advertising:
                    The Trust expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $58,000, $73,000 and $33,000 in 1999, 1998 and 1997, respectively.

                Earnings per share:
                    The Trust has presented "basic" earnings per share in the accompanying statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 also requires the presentation of "diluted" earnings per share if the amount differs from basic earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period. For the year ended October 31, 1999, diluted earnings per share have not been presented because prices of all of the outstanding stock options approximated the average fair market value and there were no additional shares derived from the assumed exercise of stock options and the application of the treasury stock method. For the years ended October 31, 1998 and 1997, the Trust had no potentially dilutive common shares.


                Comprehensive income:
                    Effective November 1, 1998, the Trust adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption had no impact on the Trust's net income. SFAS 130 requires unrealized gains or losses on the Trust's available-for-sale securities, to be included in other comprehensive income.

                Other recent accounting pronouncements:
                    The Financial Accounting Standards Board has issued certain other pronouncements as of October 31, 1999 that will become effective in subsequent periods; however, management does not believe that any of those pronouncements will effect any financial accounting measurements or disclosures the Trust will be required to make.


Note 2 - Investment in affiliate:
                The Trust is a 40% member of the Affiliate, a limited liability company that is managed by Hekemian & Co., Inc. ("Hekemian"), a company which manages all of the Trust's properties and in which one of the trustees of the Trust is the chairman of the board. Certain other members of the Affiliate are either trustees of the Trust or their families or officers of Hekemian. The Affiliate owns a residential apartment complex located in Westwood, New Jersey.

                Summarized financial information of the Affiliate as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999 is as follows:

                                                                  1999            1998
                                                                --------       --------
                                                                     (In Thousands
                                                                       of Dollars)
                 Balance sheet data:
                     Assets:
                        Real estate and equipment, net          $ 14,190       $ 14,416
                        Other                                        812            976
                                                                --------       --------
                              Total assets                      $ 15,002       $ 15,392

                     Liabilities and equity:
                        Liabilities:
                           Mortgage payable                     $ 15,362       $ 10,025
                           Other                                     378            576
                                                                --------       --------
                              Totals                              15,740         10,601
                                                                --------       --------

                        Members' equity (deficiency):
                           Trust                                    (294)         1,918
                           Others                                   (444)         2,873
                                                                --------       --------
                             Totals                                 (738)         4,791
                                                                --------       --------

                              Total liabilities and equity      $ 15,002       $ 15,392
                                                                ========       ========


                                                                   1999         1998         1997
                                                                  ------       ------       ------
                                                                      (In Thousands of Dollars)
                    Income statement data:
                        Rental revenue                            $2,728       $2,617       $2,497
                        Rental expenses                            2,415        2,086        2,149
                                                                  ------       ------       ------
                        Income from rental operations                313          531          348

                    Prepayment penalty on mortgage refinancing      (442)         ---          ---
                                                                  ------       ------       ------
                        Net income (loss)                        $  (129)     $   531      $   348
                                                                 =======      =======      =======

                At October 31, 1998, the Trust had a $100,000 note receivable from the Affiliate that was repaid during the year ended October 31, 1999 with interest at 7%. Interest income was not material for the years ended October 31, 1999 and 1998.

Note 3 - Investments in marketable securities:
                At October 31, 1999, the Trust's investment in marketable debt securities, all of which were classified as available for sale, consisted of government agency bonds. The maturities for all securities held at October 31, 1999 are as follows:

                                               Amortized
                                                 Cost                 Fair Value
                                              -----------            -----------
                    One to five years         $14,000,000            $13,986,000
                    Five to ten years             500,000                467,000
                                              -----------            -----------
                             Totals           $14,500,000            $14,453,000
                                              ===========            ===========

Note 4 - Real estate and equipment:
                Real estate and equipment consists of the following:

                                                            Range of
                                                           Estimated
                                                          Useful Lives       1999          1998
                                                          ------------      -------       -------
                                                                                (In Thousands
                                                                                 of Dollars)
                    Land                                  ---               $22,773        $22,773
                    Unimproved land                       ---                 2,354          2,305
                    Apartment buildings                    7-40 years        10,764         11,013
                    Commercial buildings and shopping
                         centers                          15-50 years        40,723         39,931
                    Construction in progress              ---                 1,426          2,053
                    Equipment                              3-15 years           522            893
                                                                            -------        -------
                                                                             78,562         78,968
                    Less accumulated depreciation                            15,121         14,346
                                                                            -------        -------
                             Totals                                         $63,441        $64,622
                                                                            =======        =======

Note 5 - Mortgages payable:
                Mortgages payable consist of the following:

                                                                                1999         1998
                                                                              -------        -------
                                                                                  (In Thousands
                                                                                   of Dollars)
                    Northern Life Insurance Cos. - Frederick, MD (A)          $18,609        $18,876
                    National Realty Funding L.C. - Westwood, NJ (B)            10,420         10,526
                    Larson Financial Resources, Inc. - Spring Lake, NJ (C)      3,664            ---
                    Summit Bank - Spring Lake, NJ (C)                             ---             29
                    Summit Bank - Patchogue, NY (D)                             7,295          7,410
                    Larson Financial Resources, Inc. - Wayne, NJ (E)           10,898         11,012
                    Larson Financial Resources, Inc. - River Edge, NJ (F)       5,323            ---
                    Larson Financial Resources, Inc. - Maywood, NJ (G)          3,862            ---
                                                                              -------        -------

                           Totals                                             $60,071        $47,853
                                                                              =======        =======

                    (A) The mortgage is payable in monthly installments of $152,153 including interest at 8.31% through June 2007 at which time the outstanding balance is due. The mortgage is secured by a retail building in Frederick, Maryland having a net book value of approximately $23,886,000.

                    (B) The mortgage is payable in monthly installments of $73,248 including interest at 7.38% through February 2013 at which time the outstanding balance is due. The mortgage is secured by a retail building in Westwood, New Jersey having a net book value of approximately $11,300,000.

                    (C) On November 19, 1998, the Trust repaid the outstanding mortgage on the Spring Lake, New Jersey apartment building utilizing proceeds from a new mortgage in the amount of $3,700,000. The new mortgage is payable in monthly installments of $23,875 including interest at 6.70% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Spring Lake, New Jersey having a net book value of approximately $519,000.

                    (D) Payable in monthly installments of $54,816 including interest at 7.375% through January 2005 at which time the outstanding balance is due. The mortgage is secured by a retail building in Patchogue, New York having a net book value of approximately $10,486,000.

                    (E) Payable in monthly installments of $76,023 including interest at 7.29% through July 2010 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Wayne, New Jersey having a net book value of approximately $1,631,000.

                    (F) Payable in monthly installments of $34,862 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in River Edge, New Jersey having a net book value of approximately $1,301,000.

                    (G) Payable in monthly installments of $25,295 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Maywood, New
                           Jersey having a net book value of approximately $933,000.

                Principal amounts (in thousands of dollars) due under the above obligations in each of the five years subsequent to October 31, 1999 are as follows:

                     Year Ending
                      October 31,                             Amount
                      -----------                             ------

                       2000                                   $  797
                       2001                                      860
                       2002                                      927
                       2003                                    1,000
                       2004                                    1,079

                Based on borrowing rates currently available to the Trust, the fair value of the mortgage debt approximates carrying value at October 31, 1999.


Note 6 - Line of credit agreement:
                The Trust has a revolving line of credit agreement with Summit Bank which expires on December 1, 1999. Maximum allowable borrowings under the agreement were $8,000,000 and $12,310,000 at October 31, 1999 and 1998, respectively. The line of credit bears interest at the bank's floating base rate plus .25% or the LIBOR rate plus 175 basis points. Outstanding borrowings are secured by apartment buildings in Hasbrouck Heights, New Jersey, Lakewood, New Jersey and Palisades Park, New Jersey as well as a retail building in Franklin Lakes, New Jersey. There were no outstanding borrowings under the agreement at October 31, 1999 and 1998. One of the directors of the bank is a trustee of the Trust.

Note 7 - Commitments and contingencies:
                Leases:
                    Retail tenants:
                         The Trust leases retail space having a net book value of approximately $55,727,000 at October 31, 1999 to tenants for periods of up to twenty-five years. Most of the leases contain clauses for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rental income (in thousands of dollars) to be received from noncancelable operating leases in years subsequent to October 31, 1999 are as follows:

                             Year Ending
                              October 31,                               Amount
                              -----------                               ------

                                 2000                                 $  6,440
                                 2001                                    6,299
                                 2002                                    5,979
                                 2003                                    5,631
                                 2004                                    5,016
                                 Thereafter                             46,143
                                                                       -------

                                      Total                            $75,508
                                                                       =======

                         The above amounts assume that all leases which expire are not renewed and, accordingly, neither minimal rentals nor rentals from replacement tenants are included.

                         Minimum future rentals do not include contingent rentals which may be received under certain leases on the basis of percentage of reported tenants' sales volume or increases in Consumer Price Indices. Contingent rentals included in income for each of the three years in the period ended October 31, 1999 were not material.

                    Residential tenants:
                         Lease terms for residential tenants are usually one year or less.

                Environmental concerns:
                    In accordance with applicable regulations, the Trust reported to the New Jersey Department of Environmental
                    Protection ("NJDEP") that a historical discharge of hazardous material was discovered in 1997 at the renovated Franklin Lakes shopping center (the "Center").

                    In November 1999, the Trust received a no further action letter from the NJDEP concerning the historical discharge at the Center. However, the Trust is required to continue monitoring such discharge, the cost of which will not be material.

Note 8 - Management agreement and related party transactions:
                The properties owned by the Trust are currently managed by Hekemian. The management agreement requires fees equal to a percentage of rents collected. Such fees were approximately
                $623,000,   $576,000  and  $495,000  in  1999,  1998  and  1997,
                respectively. In addition, Hekemian charged the Trust fees and commissions in connection with the acquisition of the commercial building in Patchogue, New York and various mortgage refinancing and lease acquisition fees. Such fees and commissions amounted to approximately $208,000 and $718,000 in 1999 and 1998, respectively.


Note 9 - Basic earnings per share:
                Basic earnings per share, based on the weighted average number of shares outstanding during each period, are comprised of ordinary income.


Note 10- Equity incentive plan:
                On September 10, 1998, the Board of Trustees approved the Trust's Equity Incentive Plan (the "Plan") which was ratified by the Trust's shareholders on April 7, 1999, whereby up to 230,000 of the Trust's shares of beneficial interest may be granted to key personnel in the form of stock options, restricted share awards and other share-based awards. In connection therewith, the Board of Trustees approved an increase of 230,000 shares in the Trust's number of authorized shares of beneficial interest. Key personnel eligible for these awards include trustees, executive officers and other persons or entities including, without limitation, employees, consultants and employees of consultants, who are in a position to make significant contributions to the success of the Trust. Under the Plan, the exercise price of all options will be the fair market value of the shares on the date of grant. The consideration to be paid for restricted share and other share-based awards shall be determined by the Board of Trustees, with the amount not to exceed the fair market value of the shares on the date of grant. The maximum term of any award granted may not exceed ten years. The actual terms of each award will be determined by the Board of Trustees.

                Upon ratification of the Plan on April 7,1999, the Trust issued 188,500 stock options which it had previously granted to key personnel on September 10, 1998. The fair value of the options on the date of grant was $30 per share. The options, all of which are outstanding at October 31, 1999, are exercisable through September 2008.

                In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the Trust will recognize compensation costs as a result of the issuance of restricted share and other share-based awards based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the recipient must pay to acquire the stock. Therefore, the Trust will not be required to recognize compensation expense as a result of any grants of stock options, restricted share and other share-based awards at an exercise price that is equivalent to or greater than fair value. The Trust will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts.

                In the opinion of management, if compensation cost for the stock options granted in 1999 had been determined based on the fair value of the options at the grant date under the provisions of SFAS 123 using the Black-Scholes option pricing model and assuming a risk-free interest rate of 5.25%, expected option lives of ten years, expected volatility of 1% and expected dividends of 7.13%, the Company's pro forma net income and pro forma basic net income per share arising from such computation would not have differed materially from the corresponding historical amounts.




                                      * * *
12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

J.H Cohn LLP                                             LAWRENCEVILLE, NJ
75 EISENHOWER PARKWAY                                    NEW YORK, NY
ROSELAND, NJ 07068-1697                                  ROSELAND, NJ
(973) 228-3500                                           SAN DIEGO, CA

To the Trustees and Shareholders
First Real Estate Investment Trust of New Jersey


     We have audited the accompanying balance sheets of FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY as of October 31, 1999 and 1998, and the related statements of income, comprehensive income, undistributed earnings and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Real Estate Investment Trust of New Jersey as of October 31, 1999 and 1998, and its results of operations and cash flows for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles.


                                                                /s/J.H. Cohn LLP
                                                                ----------------
                                                                   J.H. Cohn LLP



Roseland, New Jersey
November 22, 1999

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

Selected Financial Data (1)
(in thousands except per share amounts)

Years ended October 31,                                1999         1998         1997          1996       1995
Revenues from Real Estate Operations                 $15,037      $14,213      $11,553      $11,377   $ 11,113
Interest Income                                          742            6            6           10          5
Equity in Earnings (Loss) of Affiliate (1)               (52)         213          139           92         81
                                                     -------      -------      -------      -------   --------
                                                      15,727       14,432       11,698       11,479     11,199
                                                     -------      -------      -------      -------   --------
Expenses:
Real Estate Operations                                 5,244        5,026        4,499        4,571      4,110
Financing Costs                                        4,620        3,762        2,629        2,749      2,818
General Expenses                                         432          309          288          202        251
Depreciation                                           1,716        1,650        1,319        1,295      1,234
                                                     -------      -------      -------      -------   --------
                                                      12,012       10,747        8,735        8,817      8,413
                                                     -------      -------      -------      -------   --------
Net Income                                           $ 3,715      $ 3,685      $ 2,963      $ 2,662   $  2,786
                                                     -------      -------      -------      -------   --------
Earnings Per Share:
  Basic                                                 2.38         2.36         1.90         1.71       1.79
                                                     -------      -------      -------      -------   --------
  Diluted                                               2.38         2.36         1.90         1.71       1.79
                                                     -------      -------      -------      -------   --------
Cash Dividends Declared Per
  Common Share                                          2.25         2.12         1.90         1.71       2.53
                                                     -------      -------      -------      -------   --------

Total Assets:                                        $84,428      $71,275      $59,233      $51,674    $51,838
                                                     -------      -------      -------      -------   --------
Long-Term Obligations                                $60,071      $47,853      $24,429      $23,609    $24,110
                                                     -------      -------      -------      -------   --------
Secured Note Payable                                 $   --       $   --       $11,429      $ 5,662    $ 5,169
                                                     -------      -------      -------      -------   --------
Shareholders' Equity                                 $20,520      $20,362      $19,984      $19,984    $19,989
                                                     -------      -------      -------      -------   --------
Weighted Average Number
  of Shares Outstanding                                1,559        1,559        1,559        1,559      1,559
                                                     -------      -------      -------      -------   --------

(1) Westwood Hills LLC is accounted for using the equity method of accounting. Fiscal years ended 1996 and 1995 have been restated to reflect this accounting method.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Overview

The Trust is an equity REIT which owns a portfolio of residential apartment and retail properties. The Trust's revenues consist primarily of fixed rental income and additional rent in the form of expense reimbursements derived from its income producing retail properties. The Trust also receives income from its 40% owned affiliate, Westwood Hills, which owns a residential apartment property. The Trust's policy has been to acquire real property for long-term investment.

The following discussion should be read in conjunction with the Trust's financial statements and related notes included elsewhere in this Annual Report. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Trust believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this Annual Report, that could cause actual results to differ materially from those projected.

Results of Operations:
Fiscal Years ended October 31, 1999 and 1998

Revenues

For the fiscal year ended October 31, 1999, total revenues increased $1,295,000 (8.9%) to $15,727,000 from $14,432,000 for fiscal 1998. $824,000 of the increase comes from the Trust's real estate operations, and $736,000 from increased interest income. These increases were offset by a negative swing of $265,000 in the Trust's share of earnings from its 40% owned affiliate from a profit of $213,000 for fiscal 1998 to a loss of $52,000 for fiscal 1999.

Real Estate Operations: The increase in revenues from real estate operations (5.8%) results primarily from higher revenues from the Trust's residential and retail properties. Higher per unit rental collections were experienced at the Trust's residential properties. Increased revenues at the Trust's retail properties came primarily from the Patchogue, NY, property (in for the full fiscal 1999 year compared to 10 1/2 months for fiscal 1998), and increased occupancy during fiscal 1999 at the Franklin Crossing Shopping Center.

Interest Income: The mortgage financings that took place during the first quarter of fiscal 1999 generated funds of approximately $14.8 million. These funds were invested in institutional money market pools that generated the bulk of the increased interest income. During the fourth quarter of 1999, in order to increase yields, the Trust redeployed $14 million from the money market pools into short-to-intermediate term Government Agency Bonds.

Earnings From 40% Owned Affiliate: The Trust's 40% owned affiliate, Westwood Hills L.L.C. refinanced a $10+ million, 7.8% mortgage for a $15.5 million, 6.693% mortgage. One-time refinancing costs of $440,000 were incurred. The Trust's share of these refinancing costs was $176,000. This one-time financing cost coupled with reduced earnings due to higher debt service resulted in the negative swing of $264,000 in the Trust's share of its affiliate's earnings.

Expenses:

For the fiscal year ended October 31, 1999 overall expenses increased $1,265,000 (11.8%) to $12,012,000 from $10,747,000 for fiscal 1998. The increases and percentage  increases  came in the  following  areas:  Real  estate  operations:
$218,000 (4.3%); financing costs: $858,000 (22.8%);  General expenses:  $123,000
(39.8%); and, Depreciation expense: $66,000 (4.0%).

Real Estate Operations: Direct operating expenses increased $55,000 (1.7%), while real estate taxes increased $164,000 (9.4%). The majority of these increases came from the new properties at Patchogue and Franklin Crossing.

Financing Costs: The increase in Financing Costs of $858,000 results from the increased debt levels from the refinancings during fiscal 1999 and 1998. These increased costs are offset by the increased interest income earned of $736,000 (see above).

General Administrative Expense: The increase in this category results primarily from higher Trustee fees, a function of a greater number of meetings, and legal fees incurred in connection with the Trust becoming a 34 Act reporting company. Much of this cost increase is considered non-recurring.

Depreciation Expense: Higher depreciation results primarily from depreciation at the newer properties at Patchogue and Franklin Crossing.

Net Income

For the fiscal year ended October 31, 1999 Net Income was $3,715,000 ($2.38 per share) compared to Net Income of $3,685,000 ($2.36 per share) for the fiscal year ended October 31, 1998.

Earnings at operating real estate properties increased 7.2% to $8,077,000 from $7,538,000 last fiscal year. This earnings increase at the real estate operating properties is a combination of a 5.8% increase in revenues outpacing a 4.27% increase in operating expenses. The principal reasons for this increase were higher per unit rents at the Trust's residential properties and increased earnings from Trust's retail properties in Patchogue, NY, and at Franklin Crossing Shopping Center in Franklin Lakes, NJ.

The real estate operating gains were offset by (1) the negative swing in the Trust's share of the loss at it's 40% owned affiliate, (2) higher financing costs not completely offset by higher interest earnings, and (3) higher General Administrative Expenses.

The Trust believes that in fiscal 2000 the continued economic strength in the employment markets in which its properties are located should allow the Trust to realize its current occupancy rates for its apartment properties with a sound support base for its retail properties.

Funds From Operations ("FFO")

FFO is considered by many as a standard measurement of a REIT's performance. The Trust computes FFO as follows:

                                                         Year Ended October 31,
                                                          1999            1998
                                                        -------         -------
         Net Income                                      $3,715         $ 3,685
         Depreciation                                     1,716           1,650
         Amortization of Deferred
           Mortgage Costs                                    90              67
         Deferred Rents                                    (399)           (378)
         Debt Retirement Cost                               ---             130
         Other                                              320             145
                                                        -------         -------
                      Funds From Operations             $ 5,442         $ 5,299
                                                        =======         =======

FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP"), and, therefore, should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of the Trust, and therefore the Trust's FFO and the FFO of other REITs may not be directly comparable.

Fiscal Years ended October 31, 1998 and October 31, 1997

Revenues

For the fiscal year ended October 31, 1998, total revenue increased $2,734,000(23.4%) from $11,698,000 in fiscal 1997 to $14,432,000. $2,313,000 of the increase in revenues is due, primarily, to the December 1997 acquisition of the property in Patchogue, New York and the reopening of the new and expanded Franklin Crossing Shopping Center in the fourth quarter of fiscal 1997. Grand Union, which leases approximately 47% of the available leasable space and operates a supermarket at Franklin Crossing, commenced paying rent in October 1997. At October 31, 1998, Franklin Crossing was 60% occupied and 65% leased. The balance of the revenue increase is attributable to increased revenues at the Trust's other properties and its 40% equity in the earnings of Westwood Hills.

Expenses

For the year ended October 31, 1998, total expenses increased $2,012,000 (23.0%) from $8,735,000 in fiscal 1997 to $10,747,000 in fiscal 1998. $1,133,000 of this increase is attributable to an increase in financing costs (including a one-time debt retirement charge of $130,000) resulting from the Trust's increased debt level. Real estate operating expenses increased $528,000 (11.7%) from $4,498,000 in fiscal 1997 to $5,026,000 in fiscal 1998, primarily due to $470,000 attributable to the operations at Patchogue and Franklin Crossing. Depreciation increased $331,000 (25.1%) from $1,319,000 in fiscal 1997 to $1,650,000 in fiscal 1998 primarily due to additional depreciation taken on the Patchogue and Franklin Crossing properties. In fiscal 1999, the Trust expects its rental revenues to continue to grow at a faster rate than its expenses. Under the terms of their leases, retail tenants reimburse the Trust for the majority of the operating expenses and real estate taxes incurred at the retail properties. Varying occupancy rates affect the amount of reimbursements received by the Trust. For the past three fiscal years, average occupancy at the retail properties has been 98.5%.

Net Income and Funds From Operations

For the fiscal year ended October 31, 1998, the Trust's net income increased $722,000 (24.4%) from $2,963,000 in fiscal 1997 to $3,685,000. Earnings per share increased from $1.90 per share in fiscal 1997 to $2.36 per share in fiscal 1998. Earnings at operating properties increased $1,801,000 (31.5%) to $7,538,000 from $5,733,000 for the prior year. Earnings at same properties increased 5.9% as a result of high, stable occupancy levels, and revenue increases (3.7%) outpacing expense increases (1.4%). Earnings from the Trust's new retail property in Patchogue, New York and the reopened Franklin Crossing Shopping Center accounted for the majority of the earnings increases. Funds From Operations ("FFO") increased $900,000 (20.5%) from $4,399,000 ($2.82 per share)
in fiscal 1997 to  $5,299,000  ($3.40 per share) in fiscal 1998.

Liquidity and Capital Resources

At October 31, 1999, the Trust's cash, cash equivalents and marketable securities totaled $16,536,000 as compared to $793,000 at October 31, 1998. The majority of this increase ($14.8 million) resulted from the mortgage financings that took place during the first quarter of fiscal 1999. These funds, and the funds available from the Trust's revolving credit line are available for property acquisitions.

At October 31, 1999, the Trust's aggregate outstanding mortgage debt was approximately $60 million, with a fixed weighted average interest cost of 7.513%, and an average life of 11.22 years. At October 31, 1998, the Trust's mortgage debt was approximately $47.8 million, with a fixed weighted interest cost of 7.826%, and an average life of 8.12 years. The Trust anticipates that the cash flow from operations will be more than sufficient to meet the Trust's operational needs and the increased mortgage obligations. As a result of the long-term fixed rate financing, the Trust believes that its exposure to market risk relating to interest rate risk is not material. However, to the extent the proceeds from the various financings cannot be redeployed to earn more than the stated interest costs, there will be a negative impact on earnings and cash flow available to pay dividends. To offset the Trust's increased debt-carrying costs, the funds generated from the financings have been invested first in short term institutional money market pools, and, during October 1999, $14 million was redeployed into short-to-intermediate, fixed-rate Government Agency Bonds. These bonds yield a weighted average interest of 6.475% and have a weighted maturity of 27.9 months. Since the market value of these bonds are interest rate sensitive, a sale of all or a portion of these bonds prior to maturity in a high interest rate environment, may result in a loss to the Trust. Since the bonds are relatively short-term in nature, the Trust believes that the interest rate risk is not material.

The Trust makes capital improvements to, primarily, its apartment properties when it deems such improvements to be necessary or appropriate. The short term impact of such capital outlays will be to depress the Trust's current cash flow. The Trust is now experiencing the benefits of these expenditures by preserving the physical integrity of its properties and securing increased rentals. Other than the apartment rehabilitation program described above, the Trust has made no commitments and has no understandings for any material capital expenditures during fiscal 2000 other than in the ordinary course of business.

REIT Distributions to Shareholders

Since its inception in 1961, the Trust has elected to be treated as a REIT for Federal Income Tax purposes. In order to qualify as a REIT, the Trust must satisfy a number of highly technical and complex operational requirements including that it must distribute to its shareholders at least 95% of its REIT taxable income. The Trust anticipates making distributions to shareholders from operating cash flows, which are expected to increase from future growth in rental revenues. Although cash used to make distributions reduces amounts available for capital investment, the Trust generally intends to distribute not less than 95% of the Trust's REIT taxable income in order to satisfy the applicable REIT requirement as set forth in the Code.

Cash dividends are paid to shareholders on a quarterly basis. The following table lists the dividends paid or declared for the three most recent fiscal years:

                                         ($000)                 Dividends as a %
               Per Share   Total Dividends   Taxable Income    of Taxable Income
               ---------   ---------------   --------------    -----------------

1999              $2.25          $3,509        $3,332               105.3%
1998              $2.12          $3,307        $3,170               104.3%
1997              $1.90          $2,964        $2,813               105.4%


Inflation

The Trust anticipates that the U.S. Mid-Atlantic States will continue to experience moderate growth with limited inflation. Any sustained inflation may, however, negatively impact the Trust in at least two areas: (i) the interest costs of any new mortgage financing or the use of the Summit Bank line of credit may be higher than rates currently in effect; and (ii) higher real estate operating costs, especially in those areas where such costs are not chargeable to commercial tenants.

Year 2000 Issue

The Trust has not experienced any disruptions to its business operations resulting from the Y2K issue.

Quantitative  and Qualitative  Disclosures  About Market Risk

See "Liquidity and Capital Resources" above.


Shares of Beneficial Interest

The Shares are traded in the over-the-counter market through use of the OTC Bulletin Board(R) Service (the "OTC Bulletin Board") provided by NASD, Inc. The Trust's symbol is FREVS. The Trust does not believe that an active public trading market exists for the Shares, since historically only small volumes of the Shares are traded on a sporadic basis. The following table sets forth, for the periods indicated, the high and low bid quotations for the Shares on the OTC Bulletin Board as provided by Janney Montgomery Scott, Inc., members of the New York Stock Exchange and other national securities exchanges. As of December 6, 1999 there were 404 holders of record of the Shares.

                                                                    Dividends
                                         High          Low          Per Share
                                         ----          ---          ---------
Fiscal Year Ended October 31, 1999
First Quarter                            $ 30         $ 29           $ 0.40
Second Quarter                           $ 30         $ 29           $ 0.40
Third Quarter                            $ 29         $ 27           $ 0.40
Fourth Quarter                           $ 27 1/2     $ 27           $ 1.05
Fiscal Year Ended October 31, 1998
First Quarter                            $ 25 1/2     $ 25           $ 0.40
Second Quarter                           $ 26         $ 25 1/2       $ 0.40
Third Quarter                            $ 28         $ 26           $ 0.40
Fourth Quarter                           $ 30         $ 27           $ 0.92

The bid quotations set forth above for the Shares reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Corporate Information

Trustees

ROBERT S. HEKEMIAN
Chairman and Chief Executive Officer,
Hekemian & Co., Inc.

DONALD W. BARNEY
Consultant and Investor

JOHN B. VOSKIAN, M.D.
Physician

HERBERT C. KLEIN, Esq.
Partner,
Nowell, Amoroso, Klein, Bierman, P.A.

NICHOLAS A. LAGANELLA
President,
P.T. & L. Construction Co.

CHARLES J. DODGE
Chief Executive Officer and President,
David Cronheim Mortgage Corp.

RONALD J. ARTINIAN
Private Investor

ALAN L. AUFZIEN
Chairman, Norall Organisation


Officers

Robert S. Hekemian
Chairman of the Board

Donald W. Barney
President

John B. Voskian, M.D.
Secretary

William R. DeLorenzo, Jr.
Executive Secretary and Treasurer

General Information

Corporate Headquarters
505 Main Street, P.O. Box 667
Hackensack, New Jersey 07602
(201) 488-6400


Market Maker
Janney Montgomery Scott, LLC
Hackensack, New Jersey


Managing Agent
Hekemian & Co., Inc.
Hackensack, New Jersey


Auditors
J. H. Cohn LLP
Roseland, New Jersey


Transfer Agent
Registrar and Transfer Company
Cranford, New Jersey


Annual Meeting
The Annual Meeting of Shareholders is
scheduled for Wednesday, April 12, 2000, at 7:30 p.m. to be held at the offices of First Real Estate Investment Trust of
New Jersey, 505 Main Street,
Hackensack, New Jersey.

Form 10-K
A copy of Form  10-K  filed  with the
Securities and Exchange Commission is available to shareholders upon written request.

FIRST REAL ESTATE    [GRAPHIC-PICTURE OF
INVESTMENT TRUST      CLOCK TOWER]
OF NEW JERSEY